October 18, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (206) 633-2768

Mr. David V. Lott
Chief Executive Officer
Limelight Media Group, Inc.
1300 North Northlake Way
Seattle, WA  98103

Re:	Limelight Media Group, Inc.
      Form 10-KSB for the year ended December 31, 2004
      Form 10-QSB for the quarter ended June 30, 2005
      Form 8-K/A filed September 23, 2005
      File No. 000-29107

Dear Mr. Lott:

      We have reviewed your October 3, 2005 response letter and have the following additional comments.

Form 10-QSB for the quarter ended June 30, 2005

Statement of Stockholders` Deficit, page 3

1. We note that you accounted for the transaction with Impart, Inc.
as a recapitalization with the financial statements of Impart presented as your historical financial statements. Please show us how you retroactively restated historical stockholders` equity of Impart as of December 31, 2004. Specifically, please clarify the difference in your accumulated deficit as of December 31, 2004 reported here and in your Form 8-K/A filed on September 23, 2005.

Note 1, Description of Business, History and Summary of
Significant
Accounting
Policies, page 6

2. Please tell us, and expand your disclosure in future filings, to
describe the assets you acquired from Ipoint Networks, LLC and you how accounted for the asset purchase. Refer to paragraphs 3 - 8 of
SFAS 141. In your response, explain to us how you measured, allocated and recorded the cost of the acquisition, including the 3.3 million unissued holdback shares referred to on page 7.

3. Please tell us how you accounted for transaction costs incurred related to this transaction, if any, and where these fees are reflected in your financial statements.

Form 8-K/A Filed September 23, 2005

4. We read your Form 8-K/A filed on September 23, 2005 and understand that the financial statements included in your Form 10-QSB filed on
September 1, 2005 require a restatement. Please tell us how you considered the disclosure requirements in Item 4.02 of Form 8-K. In your response, please describe the restatement adjustments and tell us if you plan to file and Item 4.02 Form 8-K and when you plan to file your amended Form 10-Q for the period ended June 30, 2005.

5. Please tell us whether you also plan to file an Item 4.01 Form
8-K
to indicate any intended change in your independent accountant. For this purpose, the "former accountant" is the independent auditor that no longer will be associated with the registrant`s financial statements subsequent to the reverse acquisition.

6. Please advise us how you concluded that Limelight is a public shell company in light of the assets and liabilities on their balance sheet. We also note that Limelight had a specific business plan to provide advertising services in its Form 10-Q for the quarter ended
March 31, 2005.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. David V. Lott
Limelight Media Group, Inc.
October 18, 2005
Page 1